Item 77Q2 and Sub-Item 102P2 The Central and Eastern European Fund, Inc. (the "Fund")

Based on a review of reports filed by the Fund's directors and executive officers, the investment advisor, officers and directors of the investment advisor, affiliated persons of the investment advisor and beneficial holders of 10% or more of the Fund's outstanding shares, and written representations by the Reporting Persons that no year-end reports were required for such persons, all filings required by Section 16(a) of the Securities and Exchange Act of 1934 for the fiscal year ended October 31, 2017 were timely, except that Dr. Kenneth C. Froewiss and Dr. Wolfgang Helmut Leoni each filed a Form 3 late. These filings related solely to the individuals' designation as Reporting Persons and did not relate to any transactions in the Fund. Dr. Froewiss and Dr. Leoni each have since corrected his omission by making the necessary filing.